March 18, 2026

Carl A. Merton
Chief Financial Officer
Tilray Brands, Inc.
265 Talbot Street West
Leamington, ON N8H 5L4
Canada

       Re: Tilray Brands, Inc.
           Form 10-K for the fiscal year ended May 31, 2025
           File No. 001-38594
Dear Carl A. Merton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences